UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15048364

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 52982

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atrium Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. LaSalle Street-Suite 4150
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur F. Harmon — (630) 664-4885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd. Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Arthur F. Harmon**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Atrium Trading, Inc.** as of **December 31, 2014** are true and correct. I further swear (or affirm) that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CHIEF FINANCIAL OFFICER
Title

Subscribed and sworn to before me this

19 day of February, 2015

Notary Public

"OFFICIAL SEAL"
NOELLE L BUSH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES MARCH 30, 2015

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).
[x] (p) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

Confidential

ATRIUM TRADING, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2014

ATRIUM TRADING, INC.

CONTENTS

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Atrium Trading, Inc.

We have audited the accompanying financial statements of Atrium Trading, Inc. (the "Company") (an Illinois corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Atrium Trading, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Atrium Trading, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audit of Atrium Trading, Inc.'s financial statements. The supplemental information is the responsibility of Atrium Trading, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 10, 2015

ATRIUM TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents (Note 1)	$ 284,305
Other assets	26,321
Total assets	**$ 310,626**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued expenses	$ 6,000
STOCKHOLDER'S EQUITY: (Note 2)	
Common stock, no par value, $10 stated value, authorized 10,000 shares, 1,000 shares issued and outstanding	$ 10,000
Additional paid-in capital	697,338
Retained Deficit	(402,712)
Total stockholder's equity	304,626
Total liabilities and stockholder's equity	**$ 310,626**

The accompanying notes are an integral part of this statement.

ATRIUM TRADING, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

REVENUE: (Note 1)	
Total revenue	$ 0
EXPENSES:	
Licenses, dues and fees	$ 5,574
Professional fees	5,124
Other expenses	972
Total expenses	$ 11,670
LOSS BEFORE INCOME TAX PROVISION:	$(11,670)
Income tax provision	--
NET LOSS	**$(11,670)**

The accompanying notes are an integral part of this statement.

ATRIUM TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Shares	Common Stock	Additional Paid-In Capital	Retained Deficit
BALANCE, December 31, 2013	1,000	$ 10,000	$ 447,338	$ (391,042)
Capital Contributions			250,000	
Net Loss				(11,670)
BALANCE, December 31, 2014	1,000	$ 10,000	$ 697,338	$ (402,712)

The accompanying notes are an integral part of this statement.

ATRIUM TRADING, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (11,670)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in other assets	(23,549)
Increase in accrued expenses	2,500
Net cash used in operating activities	(32,719)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Contributions	250,000
Net cash provided by financing activities	250,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	217,281
CASH AND CASH EQUIVALENTS, at beginning of year	67,024
CASH AND CASH EQUIVALENTS, at end of year	$ 284,305

The accompanying notes are an integral part of this statement.

ATRIUM TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Atrium Trading, Inc., an Illinois corporation (the "Company"), was incorporated under the laws of the State of Illinois on October 1, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a registered Independent Introducing Broker with the National Futures Association ("NFA"). The Company's primary business purpose is to provide an avenue for its clients for self-directed trading of various asset classes including securities and insurance based products for a commission.

Effective August 28, 2014, the Company became a wholly owned subsidiary of Monere Holdings, Inc. (MHI). MHI was organized in Illinois on June 5, 2014 and is 100% owned by a single individual.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member. No customer transactions were executed and/or cleared during this calendar year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ATRIUM TRADING, INC.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Commissions are recognized on a trade-date basis. Interest income is recognized on the accrual method.

Income taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. According, no provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the stockholders.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax return examinations by major taxing authorities for years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2014.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, the Company had net capital of $278,305 which was $273,305 in excess of the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.02 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. The Company is also subject to the

NOTE 2 - NET CAPITAL REQUIREMENTS
(continued)

CFTC's minimum net capital rules under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. At December 31, 2014, the Company's net capital of $278,305 exceeded the required net capital under Regulation 1.17 by $233,305. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, MHI contributed a total of $250,000 to the Company. The total consisted of cash contributions.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. In addition, the Company bears the risk of financial failure by its clearing broker.

The Company's financial instruments, including cash and cash equivalents are carried at amounts which approximate fair value due to the short-term nature of the instruments.

The Company also maintains its cash balances in two financial institution, which at times may exceed federally insured limits. As of December 31, 2014, the Company had no amounts in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 5 - SUSBEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

ATRIUM TRADING, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY EXCHANGE ACT

December 31, 2014

Computation of net capital

Total equity	$ 304,626
Non-allowable assets:	
Other assets	26,321
Net capital	$ 278,305

Computation of net capital requirement

Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 45,000
Net capital requirement	45,000
Net capital in excess of net capital requirement	$ 233,305

Note (A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement (which is $5,000 under Rule 15c3-1 and $45,000 under CFTC Rule 1.17), or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if Alternative method is used.

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing of Form X-17A-5 as of December 31, 2014 and pursuant to CFTC Rule 1.17.

See accompanying notes.

ATRIUM TRADING, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15C3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014, and does not have any customer accounts.

ATRIUM TRADING, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15C3-3

The Company did not handle any customer cash or securities during the year ended December 31, 2014, and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members of
Atrium Trading, Inc.

In planning and performing our audit of the financial statements of Atrium Trading, Inc. (the "Company"), as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not include in our study tests on the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; nor did we include in our study tests on the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or customer assets during the year ended December 31, 2014.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014, to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 10, 2015